March 26, 2020

Via E-mail

Onur Saylan
Treasury and Financial Counselor
Turkish Embassy
Office of the Counselor for Treasury and Financial Affairs
2525 Massachusetts Avenue, N.W.
Washington, D.C. 20008

Re:    Republic of Turkey
       Registration Statement under Schedule B
       Filed February 27, 2020
       File No. 333-236683

       Form 18-K for Fiscal Year Ended December 31, 2018
       Filed September 26, 2019
       Amended November 14, 2019 and February 13, 2020
       File No. 033-37817

Dear Mr. Saylan:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

 1. To the extent possible, please update all statistics and information to provide the most recent data. Additionally, to the extent practicable, please include substantive explanatory discussions for material statistical variances in your economic data. We note, for example, the significant changes from 2018 to 2019 in your economic data in your Form 18-K.
 Onur Saylan
March 26, 2020
Page 2



 2. Please update your disclosure or include a recent developments section, as necessary, to discuss the material economic, political and other effects of the coronavirus pandemic or the Republic's response to it.

Form 18-K

 General

 3. We note reports of the recent increase in relative debt affecting your credit rating.
       Please include a discussion of any material risks related to any increase in debt that you may incur. We note also that you should discuss any material risks related to the steady depreciation of the Lira, your taxing and credit strategies, and your steady decrease in reserves.

 Exhibit D

 Description of the Republic

 4. Please include discussion of any material risks relate to recent earthquakes in eastern
       Turkey.

 International Lending

 5. Please revise the chart on page 79 to include the interest rates and maturity dates for each loan.

 Banking System

 6. Please revise your disclosure on page 106 to include the total amount owed by each shareholder.

Amendment No. 2 to Form 18-K

 Exhibit D-2

 Foreign Policy and International Relations

 7. Please update this section throughout to include any material recent developments in relations with Russia, Syria, the United States, or related matters. Onur Saylan
March 26, 2020
Page 3



 The European Union and the United Kingdom

 8. Please include a discussion of any material effects on Turkey related to the United
       Kingdom's decision to leave the European Union (EU) or the EU's economic stability. Also, include a discussion of any material effects if certain events were to
       occur, such as further bailouts of EU countries or another credit crisis.

 9. Please revise your discussion to include any material findings of the European
       Commission's 2019 report on Turkey.


Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,

                                                           /s/ Michael Coco

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance

cc:    Christopher Peterson, Esq.
       Arnold & Porter Kaye Scholer LLP